

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2021

Peter R. Wall
Senior Vice President, Controller and Chief Accounting Officer
SEMPRA ENERGY
488 8th Avenue
San Diego, California 92101

> **Re: SEMPRA ENERGY**
> **Registration Statement on Form S-4**
> **Filed January 12, 2021**
> **File No. 333-252030**

Dear Mr. Wall:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kevin Dougherty at (202) 551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Era Anagnosti